Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Chilean GAAP

	Year ended December 31,					Six months ended June,
Earnings	2001	2002	2003	2004	2005	2005	2006

Add:
Pretax income from continuing
operations before minority interest
and income from equity investees	128,410	199,813	267,385	253,013	288,860	152,176	173,321
Fixed charges	366,539	558,979	336,396	330,016	443,088	186,736	261,436
Distributed income of equity
investees	195	343	4,497	927	768	640	614

Less:
Capitalized Interest	—	—	—	—	—	—	—

Total	495,144	759,134	608,278	583,956	732,716	339,553	435,371

Fixed charges
Add:
Interest expensed and capitalized	365,067	555,217	333,850	326,743	439,790	185,095	259,647
Estimate of interest within rental
expense	1,472	3,762	2,546	3,273	3,298	1,641	1,789

Total	366,539	558,979	336,396	330,016	443,088	186,736	261,436

Ratio of earnings to fixed charges:
Including interest on deposits	1.35	1.36	1.81	1.77	1.65	1.82	1.67
Excluding interest on deposits	1.68	1.65	2.34	2.26	2.46	2.57	2.61

US GAAP

	Year ended December 31,					Six months ended June,
Earnings	2001	2002	2003	2004	2005	2005	2006

Add:
Pretax income from continuing
operations before minority interest
and income from equity investees	250,543	212,011	279,126	283,868	326,357	168,081	195,639
Fixed charges	699,276	567,389	343,188	328,123	460,730	191,440	268,657
Distributed income of equity
investees	195	343	4,497	927	768	640	614

Less:
Capitalized Interest	—	—	—	—	—	—	—

Total	950,015	779,743	626,812	612,918	787,855	360,161	464,910

Fixed charges
Add:
Interest expensed and capitalized	697,805	563,627	340,642	324,850	457,432	189,799	266,868
Estimate of interest within rental
expense	1,472	3,762	2,546	3,273	3,298	1,641	1,789

Total	699,276	567,389	343,188	328,123	460,730	191,440	268,657

Ratio of earnings to fixed charges:
Including interest on deposits	1.36	1.37	1.83	1.87	1.71	1.88	1.73
Excluding interest on deposits	1.71	1.67	2.35	2.43	2.51	2.65	2.70